FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Pyramid Trading Limited Partnership (Last) (First) (Middle) 111 West Jackson Blvd., 20th Floor (Street) Chicago, IL 60604 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Printware, Inc. (PRTWZ.PK) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

36-3723624

4. Statement for (Month/Day/Year) September 26, 2002 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

        Director

   X   10% Owner

        Officer (give title below)

        Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

      Form filed by One Reporting Person

   X   Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock (1)	09/26/02		S		2,000	D	2.05		D

								491,600(2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)  All of these securities are owned solely by Pyramid Trading Limited Partnership.  Oakmont Investments, L.L.C., as the General Partner of Pyramid Trading Limited Partnership, is an indirect beneficial owner of these securities under Rule 16a-1.  Daniel Asher, as the manager of Oakmont Investments, L.L.C., which is the General Partner of Pyramid Trading Limited Partnership, is also an indirect beneficial owner of these securities under Rule 16a-1.

(2)  Represents shares of common stock beneficially owned as of September 26, 2002.

/s/ Daniel Asher ** Signature of Reporting Person	9/30/02 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002

JOINT FILER INFORMATION

NAME:	Oakmont Investments, LLC

ADDRESS:	111 West Jackson Blvd., 20th Floor, Chicago, Illinois 60604

DESIGNATED FILER:	Pyramid Trading Limited Partnership

ISSUER & TICKER SYMBOL:	Printware, Inc. (PRTWZ.PK)

DATE OF TRANSACTION:	September 26, 2002

OAKMONT INVESTMENTS, LLC

SIGNATURE:	By:	/s/ Daniel Asher
Daniel Asher, Manager

JOINT FILER INFORMATION

NAME:	Daniel Asher

ADDRESS:	111 West Jackson Blvd., 20th Floor, Chicago, Illinois 60604

DESIGNATED FILER:	Pyramid Trading Limited Partnership

ISSUER & TICKER SYMBOL:	Printware, Inc. (PRTWZ.PK)

TRANSACTION DATE:	September 26, 2002

SIGNATURE:	/s/ Daniel Asher
Daniel Asher